Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2015	2014	2013

Fixed charges:
Interest expense on indebtedness	$3	$19	$18	$—	$33
Interest expense on portion of rent expense representative of interest	301	1,187	364	241	244
Total fixed charges	$304	$1,206	$382	$241	$277

Net loss	$(11,515)	$(47,743)	$(29,818)	$(13,431)	$(8,665)
Fixed charges per above	304	1,206	382	241	277
Total earnings (loss)	$(11,211)	$(46,537)	$(29,436)	$(13,190)	$(8,388)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	$(11,515)	$(47,743)	$(29,818)	$(13,431)	$(8,665)